United States securities and exchange commission logo





                    May 3, 2023

       Sarah Blanchard
       Chief Financial Officer
       Udemy, Inc.
       600 Harrison Street , 3rd Floor
       San Francisco, CA 94107

                                                        Re: Udemy, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed February 27,
2023
                                                            File No. 001-40956

       Dear Sarah Blanchard:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Trade & Services